Exhibit 99.1

News Release

Sustainable Growth

HARVEST EXTENDS OFFER FOR PEGASUS OIL & GAS INC.

Calgary, Alberta – July 30, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest"), through its indirect wholly owned subsidiary, Harvest Pegasus Inc. (the "HPI"), announced today that it has extended its offer (the "Pegasus Class A Shares Offer") to acquire all of the issued and outstanding class A shares (the "Pegasus Class A Shares") of Pegasus Oil & Gas Inc. ("Pegasus") and its offer (the "Pegasus Class B Shares Offer") together with the Pegasus Class A Share Offer, (the "Offer") to acquire all of the issued and outstanding class B shares (the "Pegasus Class B Shares") together with the Pegasus Class A Shares, (the "Pegasus Shares") of Pegasus pursuant to its offer to purchase dated June 23, 2009 and the accompanying takeover bid circular, as extended by a notice of variation dated July 31, 2009. The Offer had a prior expiry time of 5:00 p.m. (Calgary time) on July 30, 2009.

As of 5:00 p.m. (Calgary time) on July 30, 2009, approximately 89% of the outstanding Pegasus Class A Shares and 85% of the outstanding Pegasus Class B Shares had been deposited to the Offer. As a result, the minimum condition to the Offer that there be deposited and not withdrawn at least 90% of the outstanding Pegasus Class A Shares (on a diluted basis) and at least 90% of the Pegasus Class B Shares has not been satisfied or waived by the HPI. HPI has therefore extended the time in which Pegasus shareholders may deposit their Pegasus Shares under the Offer to 5:00 p.m. (Calgary time) on August 11, 2009.

Pegasus shareholders who have already deposited their Pegasus Shares to the Offer do not need to take any further action to accept the Offer. Shareholders who have not yet deposited their Pegasus Shares in acceptance of the Offer may tender such shares to the Offer at any time prior to 5:00 p.m. (Calgary time) on August 11, 2009.

Pegasus has retained Georgeson Shareholder Communications Canada, Inc. as information agent for the Offer. Any questions or requests for assistance or further information on how to tender Pegasus Shares to the Offer may be directed to the information agent at 1-866-717-8279 or Pegasus at 1-403-521-5282.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Rob Morgan, Chief Operating Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca